UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Regan Holding Corp.
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File No. 0-19704 - CF#24201

Regan Holding Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2009, as amended.

Based on representations by **Regan Holding Corp.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(o)(1)	through December 31, 2010	Exhibit 10(o)(2)	through December 31, 2010
Exhibit 10(p)(2)	through December 31, 2010	Exhibit 10(p)(3)	through December 31, 2010
Exhibit 10(q)	through December 31, 2010	Exhibit 10(q)(1)	through December 31, 2010
Exhibit 10(q)(3)	through December 31, 2010	Exhibit 10 (v)	through December 31, 2010
Exhibit 10(v)(2)	through December 31, 2010		

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel